UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company (Issuer))

SEAHAWK MERGECO., INC.

(Name of Filing Persons (Offeror))

SALTCHUK RESOURCES, INC.

(Name of Filing Persons (Parent of Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Voss

Michelle R. McCreery

K&L Gates LLP

925 Fourth Avenue

Seattle, WA 98104

(206) 623-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on June 10, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer (the “Offer”) by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Overseas Shipholding Group, Inc. (NYSE:OSG) (“OSG”), other than the Shares owned by Parent, Purchaser or any of their respective affiliates, for $8.50 per Share in cash, without interest and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged. This Amendment No. 3 is being filed to amend and supplement Items 1 through 9 and Items 11 and 12 of this Schedule TO as provided below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following three paragraphs:

“The Offer and withdrawal rights expired one minute past 11:59 p.m. Eastern Time on July 9, 2024. Based on the final information provided by the Depositary and Paying Agent on July 10, 2024, 47,770,076 Shares were validly tendered in the Offer and not validly withdrawn, representing approximately 66% of all outstanding Shares. As a result, the Minimum Condition has been satisfied. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware on July 10, 2024, Purchaser was merged with and into OSG through a merger under Section 251(h) of the DGCL, with OSG surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share not acquired in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares held by any stockholders who properly demand appraisal in connection with the Merger) was converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser, OSG or any of their respective wholly-owned subsidiaries, which Shares were cancelled at the Effective Time without any consideration delivered in exchange therefor. All Shares converted into the right to receive the Offer Price ceased to be outstanding and were automatically cancelled and ceased to exist. Following the Merger, the common stock of OSG was delisted and ceased to be traded on the NYSE.

On July 10, 2024, OSG and Parent issued a joint press release announcing the successful completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(D)	Joint Press Release of OSG and Parent issued on July 10, 2024

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2024

SEAHAWK MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO